

Mail Stop 3628

November 22, 2005

By Facsimile (202) 663-6363 and U.S. Mail
Erika L. Robinson
Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street N.W.
Washington, DC 20037

Re: CP Ships Limited
   Schedule TO-I
   Filed on November 8, 2005
   File No. 005-77959

Dear Ms. Robinson:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

General

1. We note that your amended Schedule TO filed on November 14 was "tagged" as a SC TO-T/A rather than as a SC TO-I/A. Please contact the Office of Edgar and Information Analysis to request assistance in changing this "header tag" to a SC TO-I/A or otherwise advise. We remind you that all future filings should be "tagged" as SC TO-I/A.

2. Please provide a brief statement as to the accounting treatment of the transaction. To the extent that you believe that this disclosure is not material, please advise. See Item 1004(a)(1)(xi) of Regulation M-A.

3. Supplementally explain why you believe that financial information is not required. In this regard, we note that the offering document incorporates by reference the company's annual report on Form 40-F and all other reports filed pursuant to Section 13 or 15(d) of the Exchange Act since the end of the fiscal year.

Offering to Purchase for Cash

Incorporation by Reference, page 5

4. We note that you are attempting to incorporate by reference any future filings by CP Ships under Section 13(a) or 15(d) filed subsequent to the date of this Offer to Purchase and Consent Solicitation and prior to the Withdrawal Time. Schedule TO does not permit "forward" incorporation by reference. If the information provided to note holders in the offering document materially changes, you are under an obligation to amend the Schedule TO and to disseminate the new information to unit holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

8. Effect of Event of Default, page 15

5. We note that the language in this section suggests that your "Event of Default" condition will survive the expiration of this Offer. For example you disclose that CP Ships "may not purchase Notes under the Offer if an Event of Default . . . has occurred and is continuing as of the Payment Date" and that CP Ships "reserves the right to, and intends if required to, waive such condition" if the Proposed Amendments become effective. All conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to expiration of the offer. Please confirm your understanding and revise your disclosure accordingly.

11. Extension of and Amendments to the Offer and Solicitation, page 17

6. Please disclose under what circumstances CP Ship is "legally required" to extend the Offer.

7. We refer you to your discussion regarding changes that may occur in the information contained in this Offer "that would reasonably be expected to affect a decision of a noteholder to accept or reject the offer." We remind you of the requirements of 13e-4(e)(3) upon a material change to your Offer. Please confirm your understanding of these requirements and revise your disclosure.

Income Tax Considerations, page 26

Material United States Federal Tax Consequences, page 26

8. Item 1016(h) of Regulation M-A requires the company to file any written opinion prepared

Erika L. Robinson
Wilmer Cutler Pickering Hale and Dorr LLP
November 22, 2005
Page 3

by legal counsel and provided to the company in connection with the transaction. In this regard, we note that the discussion is based on the opinion of counsel but that no opinion has been filed. Please advise.

9. We refer you to the Alternate Treatments discussed on page 28. To the extent possible, revise this section to unequivocally state the federal tax consequences of the transaction without referring to potential "Alternative [tax] Treatment" of the Offer and the Solicitation. If counsel cannot provide an unequivocal opinion with respect to all the tax consequences of the transaction, revise: (1) to disclose that counsel cannot opine on the material federal tax consequences; (2) to explain why counsel is not able to opine on a the material federal income tax consequences; (3) to describe the degree of uncertainty; and (4) to clarify your disclosure of the possible outcomes and risks to investors. Also, eliminate uncertain descriptions such as "generally applicable" or "generally" throughout your tax disclosure.

10. It is inappropriate for your tax discussion to state that it "summarizes the material United States federal income tax consequences . . . ." Accordingly, please remove this language and clearly disclose each material tax consequence being opined upon. Similarly revise your disclosure on page 4 that "[t]his Offer to Purchase and consent Solicitation and Circular includes only a summary of the possible tax consequences to you for United for United States and Canadian federal income tax purposes."

11. Eliminate the disclaimer in the second paragraph under this heading on page 26 and other similar disclosure throughout your document. While you may recommend that investors consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis, you may not disclose that they are "urged" or "should" do so. Please make similar revisions to statements regarding the Canadian federal income tax consideration.

12. We note that you disclose on page 30 that "THE FOLLOWING IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE, LEGAL OR TAX ADVISE TO ANY PARTICULAR NOTEHOLDER. Please revise your disclosure to remove language that suggests that security holders may not rely on the description of material tax consequences, as security holders are entitled to rely upon the disclosure regarding the material tax consequences of this offer.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Erika L. Robinson
Wilmer Cutler Pickering Hale and Dorr LLP
November 22, 2005
Page 4

In connection with responding to our comments, please provide, in writing, a statement from CP Ships acknowledging that:

· the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions